Exhibit (a)(5)(iii)
NEWS RELEASE
Ferro Corporation Announces Extension of Tender Offer for its
6.50% Convertible Senior Notes Due 2013
CLEVELAND – August 23, 2010 – Ferro Corporation (NYSE: FOE), announced today that it is extending its previously announced tender offer (the “Tender Offer”) for all of its outstanding 6.50% Convertible Senior Notes due 2013 (the “Convertible Notes”) until midnight, New York City time, on August 30, 2010. The Tender Offer has been extended to allow sufficient time between the completion of Ferro’s previously announced senior notes offering and its entry into a new credit facility, upon both of which the Tender Offer is conditioned, and the expiration of the Tender Offer. The consummation of the senior notes offering and Ferro’s entry into a new credit facility are expected to occur on August 24, 2010.
The Tender Offer will expire at midnight, New York City time, on August 30, 2010 (the “Expiration Date”), unless further extended or terminated by Ferro. Holders of Convertible Notes who validly tender their Convertible Notes on or prior to the Expiration Date, and do not validly withdraw, will receive $1,030 for each $1,000 principal amount of Convertible Notes purchased in the Tender Offer, plus accrued and unpaid interest to, but not including, the settlement date. Convertible Notes that have been tendered may be withdrawn at any time on or prior to the Expiration Date.
Holders who have previously validly tendered Convertible Notes do not need to re-tender their Convertible Notes or take any other action in response to the extension of the Tender Offer. As of 5:00 p.m., New York City time, on August 23, 2010, holders of approximately $100,492,000 aggregate principal amount of Convertible Notes had tendered their Convertible Notes pursuant to the Tender Offer.
Credit Suisse Securities (USA) LLC is acting as the Dealer Manager for the Tender Offer and Global Bondholder Services Corporation is acting as Information Agent for the Tender Offer.
None of Ferro, any member of its board of directors, the Dealer Manager, the Information Agent, the Depository or the Trustee is making any recommendation to the holders of the Convertible Notes as to whether to tender or refrain from tendering their Convertible Notes pursuant to the Tender Offer. Holders of the Convertible Notes must decide whether they will tender pursuant to the Tender Offer and, if so, how many Convertible Notes they will tender.
The Tender Offer will be made only by means of the Tender Offer documents, including the Offer to Purchase and the related Letter of Transmittal. Questions regarding the Tender Offer may be directed to Credit Suisse Securities (USA) LLC at 800-820-1653 (toll free) or 212-538-2147. Copies of the Tender Offer documents may be obtained at no charge by directing a request by mail to Global Bondholder Services Corporation, 65 Broadway, Suite 404, New York, NY 10006, or by calling 866-873-7700.
This press release shall not constitute an offer to sell nor the solicitation of an offer to buy the Convertible Notes. The Tender Offer is not being made to holders of Convertible Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.
About Ferro Corporation

Ferro Corporation is a leading global supplier of technology-based performance materials for manufacturers. Ferro materials enhance the performance of products in a variety of end markets, including electronics, solar energy, telecommunications, pharmaceuticals, building and renovation, appliances, automotive, household furnishings, and industrial products.
Headquartered in Cleveland, Ohio, the Company has approximately 5,200 employees globally and reported 2009 sales of $1.7 billion.
Cautionary Note on Forward-Looking Statements
Certain statements in this press release may constitute “forward-looking statements” within the meaning of Federal securities laws. These statements are subject to a variety of uncertainties, unknown risks and other factors concerning the Company’s operations and business environment. Important factors that could cause actual results to differ materially from those suggested by these forward-looking statements and that could adversely affect the Company’s future financial performance include the following:
•	Demand in the industries into which the Company sells its products may be unpredictable, cyclical or heavily influenced by consumer spending;

•	The effectiveness of the Company’s efforts to improve operating margins through sales growth, price increases, productivity gains, and improved purchasing techniques;

•	The Company’s ability to successfully implement and/or administer its restructuring programs;

•	The Company’s ability to access capital markets, borrowings, or financial transactions;

•	The Company’s borrowing costs could be affected adversely by interest rate increases;

•	The availability of reliable sources of energy and raw materials at a reasonable cost;

•	Competitive factors, including intense price competition;

•	Currency conversion rates and changing global economic, social and political conditions;

•	The impact of future financial performance on the Company’s ability to utilize its significant deferred tax assets;

•	Liens on Ferro assets by lenders could affect the Company’s ability to dispose of property and businesses;

•	Restrictive covenants in the Company’s credit facilities could affect strategic initiatives and its liquidity;

•	Increasingly aggressive domestic and foreign governmental regulations on hazardous materials and regulations affecting health, safety and the environment;

•	The Company’s ability to successfully introduce new products;

•	Stringent labor and employment laws and relationships with employees;

•	The Company’s ability to fund employee benefit costs, especially post-retirement costs;

•	Risks and uncertainties associated with intangible assets;

•	Potential limitations on the use of operating loss carryforwards and other tax attributes due to significant changes in the ownership of Ferro’s common stock;

•	The Company’s presence in the Asia-Pacific region where it can be difficult to compete lawfully;

•	The identification of any material weaknesses in internal controls in the future could affect the Company’s ability to ensure timely and reliable financial reports;

•	Uncertainties regarding the resolution of pending and future litigation and other claims;

•	The Company’s inability to pay dividends on our common stock in the foreseeable future; and

•	Other factors affecting the business beyond the Company’s control, including disasters, accidents, and governmental actions.
The risks and uncertainties identified above are not the only risks the Company faces. Additional risks and uncertainties not presently known to the Company or that it currently believes to be immaterial also may adversely affect the Company. Should any known or unknown risks and uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition and results of operations.
This release contains time-sensitive information that reflects management’s best analysis only as of the date of this release. The Company does not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the date of this release. Additional information regarding these risks can be found in our Annual Report on Form 10-K for the period ended December 31, 2009.
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INVESTOR CONTACT:
David Longfellow
Director, Investor Relations, Ferro Corporation
Phone: 216-875-7155
E-mail: longfellowd@ferro.com
MEDIA CONTACT:
Mary Abood
Director, Corporate Communications, Ferro Corporation
Phone: 216-875-6202
E-mail: aboodm@ferro.com